3-18-02

1046649

02026521

EXECUTED COPY

RECD S.E.C.
MAR 18 2002
080

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MARCH 18, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

PROCESSED
APR 22 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Investor Relations

Press Release

ENDESA INVESTED EURO 1.17 BILLION (USD 1.04 BILLION) IN GENERATION, TRANSMISSION AND DISTRIBUTION FACILITIES IN SPAIN IN 2001, 26.8% MORE THAN IN 2000

- **Investments in generation were Euro 555 million (USD 494 million), 48.6% higher than in 2000.**
- **Investments made in transmission and distribution networks were Euro 616 million (USD 548 million) in 2001, 12% more than in the previous year.**

New York, March 15th, 2002. ENDESA's **(NYSE:ELE)** total investments in generation and distribution facilities in the Spanish electricity system in 2001 amounted to Euro 1.17 billion (USD 1.04 billion), an increase of 26.8% on the previous year.

Of this amount, Euro 555 million (USD 494 million), 48.6% more than in 2000, were in generation facilities, especially the four CCGT plants that are currently being built.

Three of them, of 400 MW each, are on the mainland: San Roque (Cadiz), to be commissioned before May 30th; Besós (Barcelona), to be commissioned before June 30th, and Tarragona, to be commissioned in August 2003. The fourth one, Son Reus I (Majorca), of 228 MW, has three gas turbines in operation for a total 158 MW and is pending the incorporation of a 70 MW gas turbine, which will start operations this year.

Investments in distribution: Euro 616 million (USD 548 million)

In transmission and distribution networks, ENDESA invested Euro 616 million (USD 548 million) in 2001, an increase of 12% against 2000.

A third of this amount went to the coverage of the increase in demand in the year (4.8% growth in energy sold and the connection of 260,000 new customers).

The remaining amount went to improve the service quality and processes.

As a result of the above investments, in 2001 the total length of ENDESA's lines was increased by more than 8,000 km, of which 184 Km. were high voltage, 4,859 Km. mid-voltage and 3,041 Km. low voltage. 10 new substations were built as were as more than 3,500 transforming centres from medium to low voltage.


ENDESA'S INVESTMENTS IN SPAIN IN GENERATION, TRANSMISSION AND DISTRIBUTION
Euro Million
1.200
1.000
800
600
400
200
0
708
235
473
923
373
550
1,171
555
616
1999
2000
2001
Trans. + Distrib.
Generation

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.

e-mail: ir@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 18, 2002

By: ______________________

Name: Jacinto Pariente
Title: Manager of North America Investor Relations